Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com
Eric S. Purple Partner epurple@stradley.com 202.507.5154

May 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Ms. Ashley Vroman-Lee

Re:	DGI Investment Trust
File Nos. 333-252816; 811-23637

Dear Ms. Vroman-Lee:

On behalf of DGI Investment Trust (the “Registrant” or the “Trust”), below you will find the Registrant’s responses to the oral comments conveyed by you on May 14, 2021 with regard to the Registrant’s pre-effective amendment  No. 1, on Form N-1A (the “Registration Statement”), which was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 7, 2021, and which relates to the DGI Balanced Fund (the “Fund”).  In addition, this letter also responds to oral accounting comments from Ken Ellington which we received on May 17, 2021 and May 10, 2021.

For your convenience, each of the comments on the Registration Statement is repeated below as we understand them, followed by the Registrant’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. Changes to the Registration Statement made in accordance with the Staff’s comments have been incorporated into pre-effective amendment no. 2 to the Registration Statement (the “Amendment”) filed concurrently with this letter.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 18, 2021

Prospectus

Principal Investment Strategies

Comment 1:  The prospectus states that “The Fund seeks to attain its investment objectives by investing in a diversified portfolio of equity and fixed income securities with capital appreciation and current income potential and, as such, intends to operate as a “balanced” fund.”  Please disclose what is meant by “balanced fund.”

Response:   The registrant has revised the disclosure to state the following: “The Fund seeks to attain its investment objectives by investing in a diversified portfolio of equity and fixed income securities with capital appreciation and current income potential and, as such, intends to operate as a “balanced” fund (i.e., the Fund has a target goal of investing approximately one-third of its assets in equities and approximately two-thirds of its assets in debt securities).

Comment 2:  Please consider replacing “34% Limitation” with “34% Minimum.”

Response:   The Registrant has made this change.

Comment 3:  Please disclose in plain English what “exempt investment trust eligible under Section 1112.02 of the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”)” means.

Response:   The Registrant has provided a plain English description of this term.

Comment 4:  Please disclose in plain English what “loans enabled to special employee-owned corporations, their members or stockholders in accordance with the PR Code, and IRA regulations issued thereunder (the “IRA Regulations”) covers.

Response:   The Registrant has provided a plain English description of this term.

Comment 5:  Please disclose in plain English what is meant by “Puerto Rico general asset.”

Response:   The Registrant has provided a plain English description of this term.

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 18, 2021

Comment 6:  Please disclose in plain English what it means to be “registered in the Puerto Rico capital stock index.”

Response:   The Registrant has provided a plain English description of this term.

Comment 7:    Please clarify the placement of the word “derived” in the following sentence: “The Fund generally will not invest more than 66% of its assets in Puerto Rico general assets, including the capital stock of domestic corporations registered in the Puerto Rico capital stock index or private companies that derived at least 80% of their gross revenues in the last three years from Puerto Rico sources and that at least 50% of their gross revenues is derived from an active trade or business in Puerto Rico.”

Response:   The Registrant has amended this sentence as follows:  “The Fund generally will not invest more than 66% of its assets in Puerto Rico general assets, including the capital stock of ~~domestic corporations registered in the Puerto Rico capital stock index or~~ private companies that derived (i) at least 80% of their gross revenues in the last three years from Puerto Rico sources and ~~that~~ (ii) at least 50% of their gross revenues ~~is derived~~ from an active trade or business in Puerto Rico.

Comment 8:  In the sentence beginning “Finally, the Fund will not . . .,” please clarify that the United States does not include Puerto Rico.

Response:   The Registrant has made this change.

Statement of Additional Information

Financial Statements

Comment 9:   In the audited financial statements for the predecessor fund of the Fund (the “Original Trust”) for the fiscal year ended June 30, 2020, please note the following, and provide Management’s assessment:

•	On the Schedule of Investments, the fund’s preferred stock holdings are listed as representing 77% of the fund’s assets.
•
Note 4 of the Notes to Financial Statements discloses that the Original Trust engaged in reverse repurchase agreements during the period. On the Financial Highlights, the amount of interest expense is shown as 0.00%.

•
On the Statement of Operations, the Original Trust had included an expense line item captioned “Distributions.” Please explain the nature of the expense and, to the extent that such amount relates to shareholder dividends and distributions, please describe the rationale for including such amount as an expense, as opposed to being included in the

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 18, 2021

Statement of Changes, and cite applicable U.S. Generally Accepted Accounting Principles for your determination.

Response:    Management has reviewed the staff’s comments and has made appropriate changes to address the staff’s comments, and the Original Trust’s financial statements have been restated to reflect the corrections.

Comment 10: Please confirm that the interim financial statements of the Original Trust will address the following matters:

•
On the Schedule of Investments of the Original Trust’s audited financials for the fiscal year ended June 30, 2020, fixed income securities (e.g., other GNMA pools and other FNMA pools) are disclosed on an aggregate basis. In accordance with Rule 12-12 of Regulation S-X, please list each fixed income issue separately in the interim financial statements to be provided pursuant to Rule 3-18 under Regulation S-X.

•
The Financial Highlights of the Original Trust show two line-items: “Expenses, excluding interest expense” and “Interest Expense.”  Please list the Original Trust’s ratio of expenses, including interest expense, to average net assets in a single line item in the interim financial statements to be provided pursuant to Rule 3-18 under Regulation S-X.

Response:   The Registrant has included the interim financial statements of the Original Trust that reflect this presentation.

Comment 11: Please discuss the steps taken to strengthen internal controls in light of the financial statement matters identified in Comment 9.

Response:   As noted to the staff previously, the Fund is a newly formed entity that has registered as an investment company under the Investment Company Act of 1940 (“1940 Act”), and is intended to replace the Original Trust, which was not registered as an investment company under the 1940 Act in reliance on the terms of Section 6(a)(1) of the 1940 Act.  In light of the Fund’s status as a registered investment company, the Fund will be utilizing its external administrator for accounting support, which will entail the use of a different and more robust control environment consistent with that used by other registered investment companies.  In addition, the Fund has retained a new independent registered public accounting firm that is registered with the PCAOB and which will operate in accordance with PCAOB requirements, including the use of concurring reviewers to provide an additional quality check.

* * * *

U.S. Securities and Exchange Commission
Ms. Ashley Vroman-Lee
May 18, 2021

Please do not hesitate to contact me at (202) 507-5154 or David F. Roeber at (856) 321-2411 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Eric S. Purple
Eric S. Purple

cc:  Hugh González Robison, Oriental Bank
David F. Roeber, Stradley Ronon Stevens & Young LLP